December 11, 2014

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re: Dinoco Oil, Inc.

Registration Statement on Form S-1

Filed September 15, 2014

File No. 333-198730

Dear Mr. Schwall,

This letter is in response to your comment letter sent to Dinoco Oil on 11/4/14.  The company has revised our Registration Statement (S-1/A) in response to the SEC Staff’s comments concurrently with this letter.  The revised S-1 reflects these revisions and updates and clarifies certain other information.  Our responses to the SEC’s comments are in bold.

 1. Please add a risk factor, in a prominent place, highlighting:

•         that Dorothy Scaringe, your President, Chairman of the Board, CFO, and CEO, has no direct experience in the oil and gas industry;

•         that her previous management experience and finance background consists of working as a manager for Region’s Bank from May of 2007 until August of 2009; and

•         that her most recent experience has consisted of working for a golf range in Las Vegas since November of 2013.

We added a risk factor highlighting these specific risks on our second amended registration statement.

2. We note that you plan to operate any properties that you purchase, even though your executive officers expect to initially spend only 50% of their time on the management of your business and that your Director, Mr. Lacome, will devote only 20% of his time towards such efforts. Accordingly, please add a similarly prominent risk factor highlighting the limited amount of time management expects to devote to the company and its potential impact on your stated plans.

We added a risk factor highlighting these specific risks on our S-1/A.

3. Please explain or revise the sentence “[i]n a worst case scenario, we would not purchase any property, while wasting time and money conducting due diligence, or, the closing period could take up to 180 days.”

We revised the statement to better clarify what may occur if unforeseen issues happen while an oil lease purchase is pending.

4. Considering that your President, Chairman of the Board, CFO, and CEO has no direct experience in the oil and gas industry and that you have no current employees other than your two officers and director, yet plan to operate any properties that you purchase, please provide enhanced disclosure as to how you plan to staff your operation of the properties.

We added an additional disclosure discussing in detail what an average employee’s time will be spent at a shallow well lease (using our Jacks lease as an example).  We also added that, the amount of time our directors spend working with the company is dependent on the success of our offering.  If the offering is successful, then they are committed to spending more time with our company.

5. As required by Item 101(h)(4)(xii) of Regulation S-K, please disclose your number of total employees and number of full-time employees.

We added this disclosure in the MD&A section of our amended registration statement, under the heading “Employees”.

6. We note the disclosure you added in response to prior comment 15 from our letter to you dated October 7, 2014 and we reissue such comment in part. Specifically, we note that Messrs. Lacome and Maloy received shares of stock and stock options in the fiscal years presented, in exchange for their services to the company. In accordance with Item 402(n)(2)(v) and (vi) of Regulation S-K, please provide in your summary compensation table the aggregate grant date fair value of all awards of stock and stock options, computed in accordance with FASB ASC Topic 718.

We added this to our second S-1/A

7. Please update the financial statements and related information in your registration statement to comply with Rule 8-08 of Regulation S-X.

We updated this with our second S-1/A

Sincerely,

/s/ Dorothy Scaringe

Dorothy Scaringe, President, CEO